

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2025

Michael J. Sacks
Chief Executive Officer
GCM Grosvenor Inc.
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611

> **Re: GCM Grosvenor Inc.**
> **Registration Statement on Form S-3**
> **Filed June 27, 2025**
> **File No. 333-288378**

Dear Michael J. Sacks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Drew Capurro, Esq.